Exhibit 99.1

NOTICE-AND-ACCESS NOTIFICATION TO BENEFICIAL SHAREHOLDERS OF IM CANNABIS CORP.

You are receiving this notification because IM Cannabis Corp. (the “Company”) has elected to use the “notice-and-access” mechanism provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer to deliver to holders of common shares in the capital of IM Cannabis (“Common Shares”) who do not hold their Common Shares in their own name (referred to as “Beneficial Shareholders”) meeting materials in connection with the Company’s annual general meeting (the “Meeting”) to be held at the offices of the Company’s legal counsel, Garfinkle Biderman LLP, located at 1 Adelaide Street East, Suite 801, Toronto, Ontario M5C 2V9 on Wednesday, December 6, 2023 at 10:00 a.m. (Toronto time).

This means that, rather than receiving paper copies of the Meeting materials in the mail, Beneficial Shareholders will have access to them online. These materials are available at:

1.	https://investors.imcannabis.com; and
2.	under the Company’s SEDAR+ profile at www.sedarplus.ca.

Notice-and-access will not be used for registered shareholders and registered shareholders will instead receive a paper copy of the Company’s management information circular dated October 19,  2023 prepared in connection with the Meeting (the “Circular”) and all proxy-related materials. The use of this alternative means of delivery for Beneficial Shareholders is more environmentally friendly as it helps reduce paper use and reduces the cost of printing and mailing materials to shareholders.

Alongside this notification, Beneficial Shareholders will still receive a form of proxy or voting instruction form enabling them to vote at the Meeting and a form to request copies of the Company’s annual and/or interim financial statements and the related management’s discussion and analysis (“MD&A”). Electronic copies of the notice of Meeting, Circular, a form of proxy, audited consolidated financial statements of the Company for the financial year ended December 31, 2022 and 2021 and related MD&A and this notification will be available at https://investors.imcannabis.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca. Electronic copies of the Meeting materials will be available on the Company’s website for a period of one year.

Please review these online materials when voting. For more information about the notice-and-access procedures, please call Broadridge Investor Communication Solutions at 1-844-916-0609.

MEETING DATE AND LOCATION

WHEN: Wednesday, December 6, 2023 at 10:00 a.m. (Toronto time)
WHERE: 1 Adelaide Street East, Suite 801, Toronto, Ontario M5C 2V9

The following items of business are described in the “Matters to be acted upon at the Meeting” section of the Circular:

	Matter	Refer to the Circular:
1.	Financial Statements: to receive and consider the consolidated audited financial statements of the Company for the financial years ended December 31, 2022 and 2021 and the auditors’ report thereon.	See page 6
2.	Fixing the Number of Directors: to fix the number of directors of the Company at five.	See page 6
3.
Election of Directors: to elect the directors of the Company for the ensuing year, as will be more particularly set forth in the accompanying instrument of proxy  and Circular, each prepared for the purpose of the Meeting.
See pages 6 – 8
4.
Appointment of Auditor: to re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the auditor of the Company until the earlier of the close of the next annual meeting of shareholders or their earlier resignation or replacement, and to authorize board of directors of the Company to fix the auditors’ remuneration.
See page 8

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

The Company has determined that Beneficial Shareholders with existing instructions on their account to receive paper materials will receive a paper copy of the Meeting materials.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The Circular provides additional information relating to the matters to be dealt with at the Meeting. In particular, for information concerning the items listed above, please see the section of the Circular entitled “Matters to be acted upon at the Meeting”. The full text of the proposals can be found in the Circular. These materials are available at:

1.	https://investors.imcannabis.com; and
2.	under the Company’s SEDAR+ profile at www.sedarplus.ca.

HOW TO VOTE YOUR COMMON SHARES

Beneficial Shareholders are asked to complete, date and sign your voting instruction form in advance of the Meeting and return it in the envelope provided for that purpose by phone at 1-800-474-7493(English) or 1-800-474-7501 (French) (Toll Free North America) or over the internet at www.proxyvote.com, in each case by 10:00 a.m. (Toronto time) on December 4, 2023, or in the event of an adjournment or postponement of the Meeting, 48 hours before the time of the adjourned or postponed Meeting (excluding Saturdays, Sundays and holidays). Votes cast electronically are in all respects equivalent to and will be treated in the exact same manner as, votes cast via a voting instruction form. Further details on the electronic voting process are provided in the voting instruction form.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Beneficial Shareholders may choose to receive paper copies of the Meeting materials by mail at no cost. In order for such Beneficial Shareholders to receive the paper copies of the Meeting materials in advance of any deadline for the submission of voting instructions and the date of the Meeting, it is recommended that requests be made as soon as possible but not later than November 17, 2023. If you do request the current materials, please note that another voting instruction form will not be sent; please retain your current one for voting purposes.

For Beneficial Shareholders to request paper copies of the Circular before the Meeting, go to www.proxyvote.com or call Toll Free, within North America – 1-877-907-7643 or direct, from Outside of North America – 303-562-9305 (English) and 303-562-9306 (French) and enter your control number, as indicated on your voting instruction form. The Circular and/or the annual report will be sent to you within three business days of receiving your request.

For Beneficial Shareholders to obtain paper copies of the materials after the Meeting, please call Toll Free, within North America – 1-877-907-7643 or direct, from Outside of North America – 303-562-9305 (English) and 303-562-9306 (French). The Circular and/or the annual report will be sent to you within 10 calendar days of receiving your request.